SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)
CENTURY PROPERTIES FUND XIV

(Name of Subject Company)
CENTURY PROPERTIES FUND XIV

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     Century Properties Fund XIV hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2007 with respect to a tender offer by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF DeWaay Premier Fund 3, LLC, MPF DeWaay Fund 5, LLC, MP Income Fund 16, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Acquisition Co. 3, LLC, MP Value Fund 7, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”), to purchase up to 64,530 units of limited partnership interest (“Units”) of Century Properties Fund XIV, at a price of $40.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between April 26, 2007 and May 29, 2007, or such other date to which the offer may be extended by the Offerors. The initial offer to purchase Units was made pursuant to an Offer to Purchase of the Offerors, dated as of April 26, 2007, and the amended offer to purchase Units, whereby the Offerors increased their offer price to $60.00 per Unit in cash, less the amount of any distributions declared or made between April 26, 2007 and June 8, 2007, which may be further extended, was made pursuant to an Offer to Purchase of the Offerors, dated as of May 17, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the SEC on May 17, 2007.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the Partnership’s general partner, Fox Capital Management Corporation (the “Managing General Partner”), a California corporation, and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for certain payments to affiliates for services and reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from the Partnership’s property as compensation for providing property management services. The Partnership paid to such affiliates approximately $34,000 and $33,000 for the three months ended March 31, 2007 and 2006, respectively.
     Affiliates of the Managing General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $25,000 and $20,000 for the three months ended March 31, 2007 and 2006, respectively. At March 31, 2007, approximately $46,000 of these reimbursements remains unpaid.
     Pursuant to the Partnership Agreement, for managing the affairs of the Partnership, the Managing General Partner is entitled to receive a Partnership management fee equal to 10% of the Partnership’s adjusted cash from operations as distributed. No such fees were earned or paid to the Managing General Partner during the three months ended March 31, 2007 or 2006, as there were no distributions from operations.

     An affiliate of the Managing General Partner has made available to the Partnership a credit line of up to $150,000 per property owned by the Partnership. During the year ended December 31, 2006, an affiliate of the Managing General Partner exceeded this credit limit and advanced approximately $710,000 to fund capital improvements and operating expenses at Sun River Apartments, of which approximately $32,000 was advanced during the three months ended March 31, 2006. During the three months ended March 31, 2007, an affiliate of the Managing General Partner advanced approximately $45,000 to the Partnership to fund operations at Sun River Apartments. These advances accrue interest at the prime rate plus 2% (10.25% at March 31, 2007). Interest expense for the three months ended March 31, 2007 and 2006 was approximately $19,000 and $1,000, respectively. During the three months ended March 31, 2006, the Partnership repaid advances and associated accrued interest of approximately $33,000 with cash from operations. There were no such payments made during the three months ended March 31, 2007. At March 31, 2007, the total outstanding advances and accrued interest are approximately $778,000. Subsequent to March 31, 2007, an affiliate of the Managing General Partner advanced approximately $24,000 to the Partnership to fund operations at Sun River Apartments.
     The Partnership insures its property up to certain limits through coverage provided by Apartment Investment and Management Company (“AIMCO”), which is generally self-insured for a portion of losses and liabilities related to workers’ compensation, property casualty, general liability and vehicle liability. The Partnership insures its property above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner. During the three months ended March 31, 2007, the Partnership was charged by AIMCO and its affiliates approximately $64,000 for hazard insurance coverage and fees associated with policy claims administration. Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $59,000 for insurance coverage and fees associated with policy claims administration during the year ended December 31, 2006.
     In addition to its indirect ownership of the general partner interests in the Partnership, AIMCO and its affiliates owned 45,811.05 Units in the Partnership representing 70.69% of the outstanding Units at March 31, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 70.69% of the outstanding Units, AIMCO and its affiliates are in a position to influence all voting decisions with respect to the Partnership. However, Riverside Drive LLC, an affiliate which owns 26,610.05 of the Units, is required to vote its Units: (i) against any proposal to increase the fees and other compensation payable by the Partnership to the Managing General Partner and any of its affiliates; and (ii) with respect to any proposal made by the Managing General Partner or any of its affiliates, in proportion to votes cast by third party Unit holders. Except for the foregoing, no other limitations are imposed on Riverside’s or any other of AIMCO’s affiliates’ right to vote each Unit held. Although the

Managing General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Managing General Partner, as managing general partner, to the Partnership and its limited partners may come into conflict with the duties of the Managing General Partner to AIMCO as its sole stockholder.
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of May 31, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 8. ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of May 31, 2007, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 9. EXHIBITS.
(a)(1) Letter to the Unit Holders of the Partnership, dated May 31, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 31, 2007

CENTURY PROPERTIES FUND XIV
By:	Fox Capital Management Corporation
(Managing General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President

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